Exhibit 12

RR Donnelley & Sons Company

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Years ended December 31,
	2009	2008	2007	2006	2005	2004

Earnings available for fixed charges:

Earnings (loss) from continuing operations before income taxes, noncontrolling interests, and cumulative effect of change in accounting principle	$93.1	$(269.3)	$91.4	$601.3	$331.8	$356.8
Less: Equity (income) loss of minority-owned companies	(0.3)	—	—	0.3	0.6	(0.6)
Add: Dividends received from investees under the equity method	—	—	—	—	—	—

Less: (Income) loss attributable to non-controlling interests	(5.9)	(6.3)	(3.3)	(2.7)	1.2	0.7
Add: Fixed charges before capitalized interest	305.6	299.0	299.6	183.4	149.4	119.4
Add: Amortization of capitalized interest	4.3	5.0	5.5	4.2	6.1	6.8

Total earnings available for fixed charges	$396.8	$28.4	$393.2	$786.5	$489.1	$483.1

Fixed charges:
Interest expense	$234.6	$226.4	$227.3	$139.0	$110.7	$85.9
Interest portion of rental expense	71.0	72.6	72.3	44.4	38.7	33.5

Total fixed charges before capitalized interest	305.6	299.0	299.6	183.4	149.4	119.4
Capitalized interest	1.7	2.5	3.4	4.7	6.0	2.2

Total fixed charges	$307.3	$301.5	$303.0	$188.1	$155.4	$121.6

Ratio of earnings to fixed charges	1.29	0.09	1.30	4.18	3.15	3.97